                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                             ICTS INTERNATIONAL N.V.
                             -----------------------
                                (Name of Issuer)

                  Common Shares, par value 0.45 Euro per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    N43837108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2007
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 2 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  529,512
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              529,512
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    529,512
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 3 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST FUND, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  38,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              38,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    38,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 4 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  567,737
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              567,737
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    567,737
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 5 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  567,737
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              567,737
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    567,737
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 6 of 12 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 1 amends the
Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

            The aggregate purchase price, including commissions,  of the 529,512
Shares purchased by ESSF is $917,254 (including all brokers'  commissions).  The
Shares owned by ESSF were purchased with working capital.

            The aggregate purchase price, including  commissions,  of the 38,225
Shares   purchased   by  Everest  Fund  is  $72,895   (including   all  brokers'
commissions).  The Shares  owned by Everest  Fund were  purchased  with  working capital.

Item 4 is hereby amended to add the following:

            On September 26, 2007,  ESSF and Everest Fund  delivered a letter to the Board of  Directors  of the Issuer  expressing  its belief that the Issuer's
Shares are undervalued and overlooked by research  analysts.  The letter further stated the Issuer should take actions to unlock  shareholder  value,  including, but not limited to addressing the following: (i) potential conflicts of interest by having the Issuer's  largest  shareholder as the Chairman of the Board,  (ii)
regularly publishing the Issuer's quarterly financial statements, (iii) the lack of communication  between the Issuer and its shareholders and (iv) the potential sale of Huntleigh USA  Corporation by the Issuer.  The letter is attached hereto as Exhibit C and is incorporated herein by reference.

Item 5(a) is hereby amended and restated to read as follows:

            (a) As of  September  25,  2007,  ESSF and Everest Fund owns 529,512
Shares and 38,225 Shares, respectively,  which constitute approximately 7.9% and
0.6%,  respectively,  of the 6,672,980 outstanding Shares (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 20-F for the fiscal  year  ended  December  31,  2006  filed  with  Securities  and  Exchange
Commission on July 17, 2007).

      MEFM,  by virtue of its status as the general  partner of ESSF and Everest
Fund,  and Mr. Maoz,  by virtue of his status as a  controlling  stockholder  of
MEFM,  may be deemed to own  beneficially  the Shares  held by ESSF and  Everest
Fund. Consequently,  each of MEFM and Mr. Maoz may be deemed to own beneficially
567,737 Shares that constitute  approximately  8.5% of the  outstanding  Shares.
MEFM and Elchanan  Maoz disclaim  beneficial  ownership of such Shares except to the extent of their pecuniary interest therein.

Item 5(c) is hereby amended to add the following

            (c) Schedule A attached  hereto sets forth the  transactions  in the
Shares by the Reporting  Persons  since the filing of the Schedule  13D.  Unless otherwise noted, all such transactions were effected in the open market.

Item 7 is hereby amended to add the following exhibit:

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 7 of 12 Pages
----------------------                                    ----------------------

            C.    Letter from ESSF and Everest Fund to the Board of Directors of the Issuer, dated September 26, 2007.

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 8 of 12 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2007            EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     EVEREST FUND, L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     -------------------------------------------
                                     ELCHANAN MAOZ

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 9 of 12 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

         Transactions in the Shares Since the Filing of the Schedule 13D
         ---------------------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                      EVEREST SPECIAL SITUATIONS FUND L.P.
                      ------------------------------------

          15,000                     1.9000                  08/31/07
          40,000                     1.8390                  09/19/07
           2,000                     1.4750                  09/24/07
          48,150                     1.2590                  09/24/07
           6,000                     1.2483                  09/24/07

                               EVEREST FUND, L.P.
                               ------------------
                                      None

                        MAOZ EVEREST FUND MANAGEMENT LTD.
                        ---------------------------------
                                      None

                                  ELCHANAN MAOZ
                                  -------------
                                      None

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 10 of 12 Pages
----------------------                                    ----------------------

EXHIBIT INDEX

Exhibit/description                                                Page
-------------------                                                ----

   A. Directors and Executive  Officers of Maoz Everest
      Fund Management Ltd.                                 * previously filed *

   B. Joint  Filing  Agreement  dated August 2, 2007 by
      and among ESSF,  Everest Fund,  MEFM and Elchanan
      Maoz                                                 * previously filed *

   C. Letter from ESSF and Everest Fund to the Board of
      Directors of the Issuer, dated September 26, 2007            11-12

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 11 of 12 Pages
----------------------                                    ----------------------

                      EVEREST SPECIAL SITUATIONS FUND L.P.
                                 Platinum House
                               21 Ha'arbaa Street
                              Tel Aviv 84739 Israel
                               Tel: 972-3-6858555
                               Fax: 972-3-6858557

September 26, 2007

FACSIMILE AND FEDERAL EXPRESS

ICTS International NV
Biesbosch 225, 1181 JC Amstelveen,
The Netherlands
Attention: Board of Directors

      Re: ICTS INTERNATIONAL NV (THE "COMPANY")

Ladies and Gentlemen:

      Everest Special  Situations  Fund,  L.P. and Everest Fund, L.P.  (together referred  to  as  "we"  or  "Everest")  together  compose  one  of  the  largest shareholders  of  ICTS  International  NV  ("ICTS"  or  the  "Company"),  owning approximately  8.5% of the outstanding  shares.  Since we have become  principal shareholders  of the Company,  we feel that we should play a more active role to assist the Company unlock shareholder value.

      Although we feel that the  Company's  management  is doing its best to run the various  business units,  we also believe that the Company's  management has failed to  address  a number  of  problems  that  have  caused  the price of the
Company's  Common  Shares to be grossly  undervalued  and  overlooked  by equity research analysts and potential investors.

      We believe that the  undervaluation and disregard of the Common Shares are results of a number of factors:

      o     Potential  Conflict of Interest - We believe that  Menachem  Atzmon, the Company's largest shareholder  (through his beneficial ownership in the Atzmon Family Trust), by serving as the Company's Chairman of the Board,  poses a potential  conflict of interest.  Mr. Atzmon, as
            Chairman of the Board, could potentially  influence the decisions of the Board of  Directors  in order to prevent the price of the Common
            Shares from  appreciating in the short term, such as causing a delay in the release of any good news about a turnaround  in the financial performance of the Company,  in order to purchase more Common Shares at an artificially  undervalued price. Everest believes that it must help ensure that the minority shareholders receive the full value of the  Company if the Company is taken  private.  In this  regard,  we request the Company to immediately  inquire if there exists any type of  relationship  among Xalladio  Holding B.V. and Galladio  Capital
            Management  B.V.,  both Dutch  entities  which have recently filed a joint  Schedule  13D with respect to their  beneficial  ownership of
            Common Shares of ICTS, and Mr. Atzmon. This information is important

----------------------                                    ----------------------
CUSIP No. N43837108                   13D                    Page 12 of 12 Pages
----------------------                                    ----------------------

            in order to dispel any doubts that Mr. Atzmon, or an entity which he directly or indirectly controls or is otherwise  affiliated with, is acquiring  more  shares at an  undervalued  price to acquire  enough shares to take the company private.

      o     Financial  statements  of the  Company  are  not  made  public  on a quarterly basis - Although the Company,  which is traded on the Over the  Counter  Bulletin  Board and the Pink  Sheets  and is a foreign public  issuer,  has no legal  obligation  to publish its  quarterly financial  statements,  we believe  that good  corporate  governance dictates making the operating results of the Company  transparent to the public,  especially  when the  operating  results of the Company
            improves   significantly.   We  believe  that  the  Company   should
            voluntarily  publish its quarterly  financial  statements  public so that  potential  investors  and research  analysts  could follow the
            Company and unlock shareholder value.

      o     Lack of  Communication  with  Shareholders  - The  Company  does not communicate with its shareholders unless shareholders so request. We believe that the Company should  communicate  with its  shareholders and the public by issuing  current  reports  regarding  the Company, specially  with  respect to its  turnaround  efforts.  Such  current reports will also help get the  attention  of the research  analysts and potential  investors  which will  hopefully  drive the price per
            Common Share higher.

      o     Huntleigh USA Corporation  ("Huntleigh") must be sold or merged - We also believe that  Huntleigh,  ICTS's wholly owned  subsidiary  that recovered  successfully  from major  financial  distress a couple of years ago,  should be sold or merged with a  synergetic  entity.  To date,  the  Company's  management  has  not  taken  action  in  this direction.

      We believe the Board of Directors should implement these proposals as soon as  possible  in order to unlock and  maximize  shareholder  value.  Although we prefer  constant,  productive  dialogue  between the Board of Directors  and the
Company's shareholders,  we will take whatever action we deem necessary in order to enforce our rights as  shareholders,  including  making proposals at the next annual meeting of  shareholders,  if our concerns are not  adequately  addressed with immediate action.

                             Sincerely,

                             /s/ Elchanan Maoz
                             Elchanan (Nani) Maoz